

June 8, 2011

Via E-mail
Gary Macleod
Chief Executive Officer
AlphaPoint Technology, Inc.
c/o CorpDirect Agents, Inc.
160 Greentree Drive, Suite 101
Dover, DE 19904

> **Re:** **AlphaPoint Technology, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2011**
> **File No. 333-173028**

Dear Mr. Macleod:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 13, 2011.

Risk Factors

We are currently deficient of liquidity …, page 5

1.   We refer to prior comment 2 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

2.   We note your added statement that "[s]hould there be a shortfall of funding, the majority shareholder will continue to fund our obligations for the next 12 months." Please tell us whether you have an enforceable agreement with Mr. Macleod to fund any shortfall during the next 12 months and, if so, whether the agreement includes caps, limitations, conditions or the like. If you have no such agreement, please revise your risk factor discussion to reflect this fact and to address the possibility that funding from this source is not assured.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3.   We refer to prior comment 6 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

Notes to the Financial Statements

Note 1 Nature of Operations and Significant Accounting Policies

Revenue recognition, page F-9

4.   We note that in your response to prior comment 13 you state that you have sold your software product with maintenance contracts but that these "offerings have not been bundled." In your correspondence dated May 2, 2011, in response to comment 22, you stated that there had been no separate product sales and no product sales without a maintenance component. We note your statement that these elements have "not been bundled," however, the only sales you have made have included both elements and these arrangements would be combined and considered a multiple-element arrangement. See ASC 985-605-55-4. In order to recognize software license revenue upon delivery, and service revenue as delivered, VSOE must exist for the undelivered element – maintenance. According to your May 2, 2011 response, you had not established VSOE for the maintenance element. Therefore, without establishing VSOE it appears that revenue related to each of these arrangements should be recognized ratably over the period of the initial maintenance agreement. Your interpretation of paragraph 10 b of ASC 985-605-25 does not appear correct because that paragraph suggests that the entire fee, including the software element, be recognized ratably and that paragraph applies to instances where services, excluding maintenance, are the only undelivered elements.

5.   We also note the last sentence in your response to prior comment 13 where you state that you have sold maintenance services separately, through renewal. Please tell us the dates upon which your maintenance contracts were renewed and for which customers and why you indicated in your May 2, 2011 that no such renewals had occurred. Renewals made subsequent to the date that an arrangement has been executed are not sufficient to establish VSOE for that arrangement. See ASC 985-605-55-95. In addition, when establishing VSOE through stand-alone sales or renewals, we believe that there should be a reasonably large population of such sales or renewals in order to establish VSOE. Since you had limited transactions of actual renewals you have not demonstrated that you have sufficient history in order to establish VSOE. Please advise.

Financial Statements for the Three Months Ended March 31, 2011 and 2010, page F-14

6.   Revise to identify the interim financial statements table of contents and individual financial statements as "Unaudited."

Notes to the Unaudited Financial Statements

Nature of Operations and Significant Accounting Policies

Revenue Recognition, page F-21

7.   Revise your revenue recognition policy within the interim financial statements to reflect that presented in your audited financial statements, including any changes made to such policy in response to our comments above.

Exhibits, page II-4

Exhibit 5.1

8.   We note that counsel has opined that "the 4,000,000 shares of common stock being registered … have been duly authorized, and when distributed and sold in the manner referred to in the Registration Statement will be legally issued, fully paid, and non-assessable." It appears that since 2 million of the 4 million shares being registered are currently outstanding, counsel should opine separately as to whether the shares currently outstanding are legally issued, fully paid and non-assessable. Please provide a revised legality opinion in this regard or advise.

9.   Please ensure that you file a legality opinion that is dated close in time with your desired date of effectiveness.

        If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via Facsimile: (941) 531-4935
        Diane J. Harrison
        Harrison Law P.A.